EXHIBIT 21.1

NutraLife BioSciences, Inc. currently has the following wholly owned subsidiaries:

●	Precision Analytic Testing, LLC, a Florida limited liability company (“PAT”) formed on May 11, 2017;
●	NutraDerma Technologies, Inc., (“NutraDerma”) a Florida corporation formed on January 28, 2019;
●	PhytoChem Technologies, Inc., a Florida corporation (“PhytoChem”) formed on February 4, 2019; and
●	TransDermalRX, Inc., a Florida corporation (“TransDermal”) formed on February 8, 2019.